TERMS FOR REGULATION CF OFFERING OF SERIES SEED PREFERRED STOCK OF ROOMONGO, INC.

January 25, 2021

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Roomongo, Inc., a Colorado corporation (the "*Company*"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "*Series Seed Preferred Stock*").
Aggregate Proceeds:	$250,000 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "*Purchasers*")
Price Per Share:	Price per share of $0.50 (the "*Original Issue Price*"), based on a pre-money valuation of $ $5,000,000.00. Purchasers who purchase Series Seed Preferred Stock on or before the date on which the Company raises $100,000 in the Offering will receive an "early bird" discount of 20%, which will reduce the purchase price to $0.40 per share (the "*Early Bird Discount*").
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Preferred Stock, balance of proceeds paid to holders of common stock of the Company ("*Common Stock*"). A merger, reorganization or similar transaction will be treated as a liquidation. For the avoidance of doubt, the Original Issue Price shall be $0.50 regardless of whether the Purchasers received the Early Bird Discount or not.
Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. In addition, the Company may not change the rights, powers or privileges of the Series Seed Preferred Stock or create a new class or series of capital stock that is senior to the Series Seed Preferred Stock without the consent of the holders of a majority of the outstanding Series Seed Preferred Stock voting as a separate class, unless the Company offers holders of the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers, or privileges.
Financial Information:	Purchasers who have invested at least $50,000 ("*Major Investors*") will receive standard information and inspection rights.
Participation Right:	Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).